UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
STONEMOR PARTNERS L.P.
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
86183Q 10 0
(CUSIP Number)
Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 5, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. CFSI LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

(1)     CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta” , and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.
(2)     Prior to November 5, 2008, CFSI held 3,179,837 subordinated units representing limited partner interests (“Subordinated Units”) in StoneMor Partners L.P. (“StoneMor”). On November 5, 2008, 1,059,946 of CFSI’s 3,179,837 Subordinated Units converted into an equal number of common units representing limited partner interests (“Common Units” and, together with the Subordinated Units, the “Units”) in StoneMor pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of StoneMor (the “Partnership Agreement”). Also on November 5, 2008, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,059,946 Common Units owned by it, including 900,955 Common Units to CFS, 103,493 Common Units to MDCIV, 1,594 Common Units to MDCIVA and 1,539 Common Units to Delta. Also on November 5, 2008, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 788,609 Common Units to MDCIV, 16,762 Common Units to MDCIVA and 12,687 Common Units to Delta. As a result of such distributions, as of the date hereof, CFSI and CFS own no Common Units, MDCIV owns 892,102 Common Units, MDCIVA owns 18,356 Common Units and Delta owns 14,226 Common Units. In addition, Messrs. Hellman and McCown each owns 5,000 Common Units directly.
(3)     StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 2,119,891 Subordinated Units. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2008 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on November 5, 2008. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the general consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.
(4)     Based on an aggregate of 9,681,319 Common Units outstanding, as reported in StoneMor’s Quarterly Report on Form 10-Q filed on November 10, 2008.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. Cornerstone Family Services LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. McCown De Leeuw and Co. IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		892,102

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		892,102

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	892,102 (2)(3)(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(5)     MDCIV has sole voting and dispositive control over 892,102 Common Units except that MDC Management and Messrs. Hellman, McCown and De Leeuw may be deemed to share the right to direct the voting and dispositive control over such units.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. McCown De Leeuw and Co. IV Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		18,356

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,356

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,356(2)(3)(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(6)     MDCIVA has sole voting and dispositive control over 18,356 Common Units except that MDC Management and Messrs. Hellman, McCown and De Leeuw may be deemed to share the right to direct the voting and dispositive control over such units.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. Delta Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		14,226

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,226

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,226(2)(3)(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(7)     Delta has sole voting and dispositive control over 14,226 Common Units except that Messrs. Hellman, McCown and De Leeuw may be deemed to share the right to direct the voting and dispositive control over such units.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. MDC Management Company IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CA

	7	SOLE VOTING POWER

NUMBER OF		910,458

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		910,458

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	910,458(2)(3)(8)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(8)     MDC Management may be deemed to have the right to direct the voting and dispositive control over the Common Units held by MDCIV and MDCIVA.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. Robert B. Hellman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		924,684

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH:	10	SHARED DISPOSITIVE POWER

		924,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	929,684(2)(3)(9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(9)     Mr. Hellman may be deemed to share the right to direct the voting and dispositive control over the Common Units held by the MDC Funds.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. George E. McCown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		924,684

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH:	10	SHARED DISPOSITIVE POWER

		924,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	929,684 (2)(3)(10)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(10)     Mr. McCown may be deemed to share the right to direct the voting and dispositive control over the Common Units held by the MDC Funds.

CUSIP No.	86183Q 10 0

1	NAME OF REPORTING PERSONS. David E. De Leeuw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		924,684

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		924,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	924,684(2)(3)(11)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(11)     Mr. De Leeuw may be deemed to share the right to direct the voting and dispositive control over the Common Units held by the MDC Funds.

Item 1. Security and Issuer
(a)	The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)	The principal executive offices of the Issuer are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007.
Item 2. Identity and Background
(a)	This Statement is filed by: CFSI LLC, a Delaware, limited liability company (“CFSI”); Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”); McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

CFSI LLC, 155 Rittenhouse Circle, Bristol, PA 19007

Cornerstone Family Services LLC, 155 Rittenhouse Circle, Bristol, PA 19007

McCown De Leeuw & Co. IV, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

McCown De Leeuw & Co. IV Associates, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

Delta Fund LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

MDC Management Company IV, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, CA 94404

George E. McCown, 950 Tower Lane, Suite 800, Foster City, CA 94404

David E. De Leeuw, c/o Lion Chemical Capital, 535 Madison Avenue, 4th Floor, New York, NY 10022

(c)	The principal businesses of each of CFSI and CFS is serving as a holding company for securities of StoneMor and StoneMor’s general partner. The principal occupation or business of the other Filing Parties is private equity investing and portfolio company management.

(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties who is a natural person is as follows:

Robert B. Hellman, Jr., United States citizen

George E. McCown, United States citizen

David E. De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
StoneMor was formed as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc. (“Cornerstone”), which, in connection with the closing of StoneMor’s initial public offering, was converted into CFSI. In connection with the conversion of Cornerstone into CFSI, all of the outstanding shares of Cornerstone common stock were converted into Class B units of CFSI, and all of the outstanding shares of Cornerstone preferred stock were converted into Class A units of CFSI. The Filing Parties (other than CFSI) acquired their beneficial ownership interest in Cornerstone, prior to its conversion into CFSI, by using funds raised from the partners of MDCIV and MDCIVA, and the members of Delta, for the purposes of making venture capital investments. On September 20, 2004, CFSI received 564,782 Common Units and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and, together with the Common Units, the “Units”) of StoneMor as consideration for Cornerstone’s contribution of its assets and liabilities to StoneMor. In connection with the closing of StoneMor’s initial public offering, CFSI disposed of 551,250 of its Common Units and distributed the proceeds thereof to its members.
Prior to October 30, 2007, CFSI held 13,532 Common Units and 4,239,782 Subordinated Units in StoneMor. On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Original Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B membership interests, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007.
On December 21, 2007, the MDC Funds sold all of the Common Units held by them in a registered public offering. As a result of the foregoing, prior to November 5, 2008, CFSI held 3,179,837 Subordinated Units and, other than Messrs. Hellman and McCown (who each held 5,000 Common Units), none of the other Filing Parties held any Common Units.
As described in greater detail below, on November 5, 2008, (i) 1,059,946 of CFSI’s 3,179,837 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of StoneMor (the “Partnership Agreement”), (ii) CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,059,946 Common Units owned by it, including 900,955 Common Units to CFS, 103,493 Common Units to MDCIV, 1,594 Common Units to MDCIVA and 1,539 Common Units to Delta, and (iii) CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 788,609 Common Units to MDCIV, 16,762 Common Units to MDCIVA and 12,687 Common Units to Delta. As a result of such distributions, as of the date hereof, CFSI and CFS own no Common Units, MDCIV owns 892,102 Common Units, MDCIVA owns 18,356 Common Units and Delta owns 14,226 Common Units. In addition, Messrs. Hellman and McCown each continue to hold 5,000 Common Units directly.
Item 4. Purpose of Transaction.
On September 20, 2004, the Filing Parties acquired 564,782 Common Units for investment purposes in connection with Cornerstone’s contribution of its assets and liabilities to StoneMor in connection with the closing of its initial public offering. Immediately prior to October 30, 2007, CFSI continued to hold 13,523 of these initial Common Units. Additionally, Messrs. Hellman and McCown each purchased 5,000 Common Units directly from StoneMor pursuant to the directed units program conducted as part of StoneMor’s initial public offering. On October 30, 2007, the Filing Parties received, collectively, 1,059,945 Common Units upon the conversion of 1,059,945 of CFSI’s 4,239,782 Subordinated Units pursuant to the terms of the Original Partnership Agreement.
On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. On December 21, 2007, the MDC Funds disposed of all Common Units held by them in the Offering, for the purpose of liquidating a portion of their investment in StoneMor.
On November 5, 2008, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,059,946 Common Units owned by it, including 900,955 Common Units to CFS, 103,493 Common Units to MDCIV, 1,594 Common Units to MDCIVA and 1,539 Common Units to Delta. Also on November 5, 2008, CFS distributed all the Common Units received by it in the distribution by

CFSI, pro rata, to its members, including 788,609 Common Units to MDCIV, 16,762 Common Units to MDCIVA and 12,687 Common Units to Delta. As a result of such distributions, as of the date hereof, CFSI and CFS own no Common Units, MDCIV owns 892,102 Common Units, MDCIVA owns 18,356 Common Units and Delta owns 14,226 Common Units. In addition, Messrs. Hellman and McCown each continue to hold 5,000 Common Units directly.
See Item 3 above for additional information regarding the foregoing transactions which is incorporated herein by reference. Representation on the Board of Directors of StoneMor’s general partner, StoneMor GP LLC (the “General Partner”) enables the Filing Parties to influence the management policies and control of StoneMor with the aim of increasing the value of StoneMor and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
As of the date of this Schedule 13D, none of the Filing Parties or the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or the Listed Persons or their respective affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the issuer;

•	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
The directors of StoneMor’s General Partner are elected by a plurality vote of the Class A units of the General Partner, which are all held by CFSI, which is controlled by the MDC Entities; provided, however, that so long as Lawrence Miller serves as the Chief Executive Officer of the General Partner, he must also serve as a director of the General Partner and that so long as William Shane serves as the Chief Financial Officer of the General Partner, he must also serve as a director of the General Partner. Because of their controlling ownership interest in the General Partner, CFSI and the MDC Entities will be able to control the election of the directors of the General Partner.
Pursuant to the Amended and Restated Limited Liability Company Agreement of CFSI LLC, CFSI LLC, through its direct control of the General Partner and its indirect control of StoneMor and its subsidiaries, will be able to prevent StoneMor, its subsidiaries and the General Partner from taking certain significant actions without the approval of CFSI LLC. These actions include:
•	certain acquisitions, borrowings and capital expenditures by StoneMor, its subsidiaries or the General Partner;

•	issuances of equity interests in StoneMor or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, StoneMor, the General Partner or StoneMor’s subsidiaries.
References to, and descriptions of, the Partnership Agreement of StoneMor as set forth in this Item 4 are qualified in their entirety by reference to the Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (filed as Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008). The Partnership Agreement is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of StoneMor.
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a) and (b)

As of the date hereof:
•	CFSI LLC directly holds no Common Units and 2,119,891 Subordinate Units.

•	CFS directly holds no Units.

•	MDCIV directly holds 892,102 Common Units and no Subordinated Units. MDC Management, as the general partner of MDCIV, may be deemed to have the power to direct the voting and disposition of the Units held by MDCIV and, therefore, to beneficially own such Units. Messrs. Hellman, McCown and De Leeuw, by virtue of their roles as managing members of MDC Management, may also be deemed to share the power to direct the voting and disposition of these Units, and, therefore, to beneficially own such Units.

•	MDCIVA directly holds 18,356 Common Units and no Subordinated Units. MDC Management, as the general partner of MDCIVA, may be deemed to have the power to direct the voting and disposition of the Units held by MDCIVA and, therefore, to beneficially own such Units. Messrs. Hellman, McCown and De Leeuw, by virtue of their roles as managing members of MDC Management, may also be deemed to share the power to direct the voting and disposition of these Units, and, therefore, to beneficially own such Units.

•	Delta directly holds 14,226 Common Units and no Subordinated Units. Messrs. Hellman, McCown and De Leeuw, by virtue of their roles as voting members of Delta, may also be deemed to share the power to direct the voting and disposition of these Units, and, therefore, to beneficially own such Units.

•	MDC Management directly holds no Units.

•	Mr. Hellman directly holds 5,000 Common Units and no Subordinated Units and possesses sole power to vote and dispose of such Units.

•	Mr. McCown directly holds 5,000 Common Units and no Subordinated Units and possesses sole power to vote and dispose of such Units.

•	Mr. De Leeuw directly holds no Units.
As a result, as of the date hereof:
•	CFSI LLC beneficially owns no Common Units, representing beneficial ownership percentage of 0.0%.

•	CFS beneficially owns no Common Units, representing beneficial ownership percentage of 0.0%.

•	MDCIV beneficially owns 892,102 Common Units, representing beneficial ownership percentage of 9.3%.

•	MDCIVA beneficially owns 18,356 Common Units, representing beneficial ownership percentage of 0.2%.

•	Delta beneficially owns 14,226 Common Units, representing beneficial ownership percentage of 0.1%.

•	MDC Management beneficially owns 910,458 Common Units, representing beneficial ownership percentage of 9.4%.

•	Mr. Hellman beneficially owns 929,684 Common Units, representing beneficial ownership percentage of 9.6%.

•	Mr. McCown beneficially owns 929,684 Common Units, representing beneficial ownership percentage of 9.6%.

•	Mr. De Leeuw beneficially owns 924,684 Common Units, representing beneficial ownership percentage of 9.6%.
The above beneficial ownership percentages were calculated by dividing Common Units beneficially owned by each of the Filing Parties by 9,681,319 issued and outstanding Common Units as of November 10, 2008. Additionally, to the knowledge of the Filing Parties, the following individuals identified on Schedule 1 have sole or, in the case of Messrs. Miller and Shane, shared voting and dispositive authority over the number of Common Units listed below:

Name	Common Units	Percent of Class
Lawrence Miller	97,395	1.0%
William R. Shane	97,395	1.0%
Fenton R. Talbott	20,167	0.2%
Paul Waimberg	4,557	*
Martin R. Lautman	88,561	0.9%

*	Less than 0.1%
(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)	Except as described herein, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	By virtue of the distributions of Common Units made by such entities on November 5, 2008, effective as of such date, each of CFS and CFSI ceased to be the beneficial owners of more than five percent of StoneMor’s Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of StoneMor.
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Omnibus Agreement
Under the terms of an Omnibus Agreement, dated September 20, 2004, entered into with StoneMor, CFSI, the MDC Entities, the General Partner, CFS and StoneMor Operating LLC (the “Omnibus Agreement”), as long as the General Partner is an affiliate of the MDC Entities, each of the MDC Entities (including their respective direct and indirect subsidiaries) shall be prohibited from engaging (whether directly or through the acquisition of or investment in equity or debt interests in any person) in any business having assets engaged in the business of owning or operating cemeteries or funeral homes, or selling cemetery or funeral home products or services, in any state or territory of the United States.
CFSI agreed under the terms of the Omnibus Agreement to indemnify StoneMor for all federal, state and local income tax liabilities attributable to the operation of the assets contributed by CFSI to StoneMor prior to the closing of StoneMor’s initial public offering. CFSI has also agreed to indemnify StoneMor against additional income tax liabilities, if any, that arise from the consummation of the transactions related to StoneMor’s formation in excess of those believed to result at the time of the closing of the initial public offering. Until all of its indemnification obligations under the Omnibus Agreement have been satisfied in full, CFSI will be subject to limitations on its ability to dispose of or encumber its interest in the General Partner or the Common Units or Subordinated Units held by it (except upon the redemption of Common Units by StoneMor upon the exercise of the underwriters over-allotment option) and will also be prohibited from incurring any indebtedness or other liability, except as otherwise provided in the Omnibus Agreement. CFSI will also be subject to certain limitations on its ability to transfer its interest in the General Partner or the Common Units or Subordinated Units held by it if the effect of the proposed transfer would trigger an “ownership change” under the Internal Revenue Code that would limit StoneMor’s ability to use its federal net operating loss carryovers.
StoneMor’s Second Amended and Restated Limited Partnership Agreement
Cash Distributions
Pursuant to the terms of StoneMor’s Partnership Agreement, StoneMor intends to make minimum quarterly distributions of $0.4625 per unit if StoneMor has sufficient cash from their operations after StoneMor has paid its expenses, including the expenses of its General Partner, funded merchandise and perpetual care trusts and established necessary cash reserves. In general, StoneMor will pay any cash distributions made each quarter to its unitholders, including CFSI, in the following manner:
•	first, 98% to the Common Units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.4625 plus any arrearages from prior quarters;

•	second, 98% to the Subordinated Units and 2% to the General Partner, until each Subordinated Unit has received a minimum quarterly distribution of $0.4625; and

•	third, 98% to all units, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.5125.
Conversion of Subordinated Units
Per the terms of the Partnership Agreement, in any quarter during the subordination period (the period Subordinated Units are outstanding) the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.4625 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages. The subordination period will end once StoneMor meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before September 30, 2009. These financial tests require StoneMor to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive four-quarter periods. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
If StoneMor meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the Subordinated Units will convert into Common Units. If StoneMor meets these tests for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into Common Units. The early conversion of the second 25% of the Subordinated Units may not occur until at least one year after the early conversion of the first 25% of Subordinated Units. On October 30, 2007, pursuant to the terms of the Partnership Agreement, 1,059,945 Subordinated Units converted to Common Units. On November 5, 2008, pursuant to the terms of the Partnership Agreement, 1,059,946 Subordinated Units converted to Common Units.
Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the

Common Units then outstanding, the General Partner has the right, but not the obligation, which it may assign to any of its affiliates or to StoneMor, to acquire all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units. The General Partner may exercise its right to call and purchase Common Units or assign this right to any of its affiliates or to StoneMor. The General Partner may exercise this right at its option, free of any fiduciary duty or obligation to StoneMor or its unitholders.
Under the Limited Liability Company Agreement of CFSI, the members shall designate and vote to elect the following persons to serve as the managers on the board: (a) three persons designated by the MDC Entities, (b) Mr. Miller for so long as he shall be an officer of CFSI, (c) Mr. Shane for so long as he shall be an officer of CFSI, and (d) such other persons designated by the MDC Entities.
To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of StoneMor.
Item 7. Material to Be Filed as Exhibits.
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

D.	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 14, 2008

MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Member

McCown De Leeuw & Co. IV Associates, L.P. by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr. Robert B. Hellman, Jr.

/s/ George E, McCown George E. McCown

/s/ David E. De Leeuw David E. De Leeuw

SCHEDULE 1
CFSI
Executive Officers:
Lawrence Miller
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Manager, President and Chief Executive Officer of CFSI LLC; Chief Executive Officer, President and Director of StoneMor GP LLC; Member of StoneMor GP LLC
Citizenship: USA
William R. Shane
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Senior Vice President and Chief Financial Officer and Member of Board of Managers of CFSI LLC; Executive Vice President, Chief Financial Officer and Director of StoneMor GP, LLC
Citizenship: USA
Fenton R. Talbott
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Board member of the Preventative Medicine Research Institute and Chairman of the Board of CFSI LLC and a director of StoneMor GP LLC
Citizenship: USA
Paul Waimberg
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Vice President—Finance and Assistant Secretary of CFSI LLC; Vice President—Finance and Assistant Secretary of StoneMor GP, LLC
Citizenship: USA
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
Citizenship: USA
Martin R. Lautman, Ph.D.
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Managing Director of GfK Arbor, LLC, a marketing consultancy and research agency, and director of
StoneMor GP LLC
Citizenship: USA
Fenton R. Talbott
(See above)

CORNERSTONE FAMILY SERVICES LLC
Executive Officers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Fenton R. Talbott
(See above)
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
(See above)
Martin R. Lautman, Ph.D.
(See above)
Fenton R. Talbott
(See above)

DELTA FUND, LLC
Voting Members:
George McCown
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: Private equity investment professional for McCown De Leeuw & Co., LLC
Citizenship: USA
David E. De Leeuw
c/o Lion Chemical Capital LLC
535 Madison Avenue, 4th Floor
New York, NY 10022
Principal Occupation: Private equity investment professional for Lion Chemical Capital LLC
Citizenship: USA
Robert B. Hellman, Jr.
(see above)

MDC MANAGEMENT CO. IV, LLC
(General Partner of MDCIV and MDCIVA)
Managing Directors:
George McCown
(see above)
David E. De Leeuw
(see above)
Robert B. Hellman, Jr.
(see above)

EXHIBIT INDEX
A.	Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the Commission on September 15, 2008).

B.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

C.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

D.	Joint Filing Statement (filed herewith).